         ==============================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       ----------------------------------


                                    FORM 11-K


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]


                     For the fiscal year ended June 30, 1997

                                       OR

[  ]    Transition Report pursuant to Section 15(d) of the Securities Exchange
        Act of 1934 [No Fee Required]

                  For the transition period from _____ to _____

                          Commission File Number 1-8703


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WESTERN DIGITAL CORPORATION
                            8105 Irvine Center Drive
                            Irvine, California 92618

                                  INTRODUCTION

               Western Digital Corporation (the "Company") has established the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan. The Plan is a cash or deferred arrangement plan intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION

I.      Financial Statements:

        These statements are listed in the Index to the Financial Statements.

II.     Exhibits:

        Consent of Independent Auditors.

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                       WESTERN DIGITAL CORPORATION RETIREMENT
                                       SAVINGS AND PROFIT SHARING PLAN


Date:    December 23, 1997             By:    DUSTON M. WILLIAMS
         ------------------------             ------------------
                                              Duston M. Williams
                                              Chairman of the Retirement
                                              Plan Committee

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                                            Page
                                                                                            ----
Independent Auditors' Report.............................................................    5

Statements of Net Assets Available for Plan Benefits as of June 30, 1997 and 1996........    6

Statements of Changes in Net Assets Available for Plan Benefits
        for the years ended June 30, 1997 and 1996.......................................    7

Notes to Financial Statements............................................................ 8-17

Schedule I -- Item 27a -- Schedule of Assets Held for Investment Purposes ...............   18

Schedule II -- Item 27d -- Schedule of Reportable Transactions...........................   19

Schedules of Prohibited Transactions, Obligations in Default and Leases in Default are not included herein because there were no such transactions during the period.

                          INDEPENDENT AUDITORS' REPORT



Retirement Plan Committee of the Board of Directors
Western Digital Corporation Retirement Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan, as of June 30, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan as of June 30, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                           KPMG PEAT MARWICK LLP

Orange County, California
December 19, 1997

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)


                                                                  June 30,
                                                            -------------------
                                                              1997       1996
                                                            --------   --------
Assets
     Investments, at current value: (Notes 1, 2, 4 and 5)
         Debt and equity securities .....................   $125,200   $ 83,530
         Participant loans ..............................      4,195      3,898
                                                            --------   --------
             Total investments ..........................    129,395     87,428
     Cash and cash equivalents ..........................      1,609         17

     Receivables (Notes 2 and 3)
         Participants' contributions ....................        982        497
         Employer's contribution ........................        309        167
         Employer's profit sharing contribution .........      7,142      4,552
                                                            --------   --------
             Total assets ...............................   $139,437   $ 92,661
                                                            ========   ========

Net assets available for Plan benefits:
         Available to terminated participants ...........   $ 27,833   $ 23,113
         Available to continuing participants ...........    111,604     69,548
                                                            --------   --------
             Net assets available for Plan benefits .....   $139,437   $ 92,661
                                                            ========   ========


   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)


                                               Year ended June 30,
                                               -------------------
                                                 1997      1996
                                               --------   --------
Additions to net assets:
     Participants' contributions ............. $ 10,969   $ 10,447
     Employer's contributions ................    2,665      2,460
     Employer's profit sharing contributions..    7,142      4,552
     Interest and dividend income ............    5,973      7,689
     Realized/unrealized gain ................   27,361      4,269
                                               --------   --------
         Total additions .....................   54,110     29,417

Deductions from net assets:
     Participant distributions paid ..........    7,334      5,144
                                               --------   --------

         Increase in net assets available
             for Plan benefits ...............   46,776     24,273
Net assets available for Plan benefits at
     beginning of year .......................   92,661     68,388
                                               --------   --------
Net assets available for Plan benefits at
     end of year ............................. $139,437   $ 92,661
                                               ========   ========


   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation

        The accompanying financial statements of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan, have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 1997 and 1996 and changes in net assets available for Plan benefits for the years ended June 30, 1997 and 1996.

        Valuation of Investments

        Investments in marketable securities and common stock traded on national security exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan's fiscal year. Securities not traded on the last business day are valued at the last reported bid price. At June 30, 1997 and 1996, the Plan held investments in mutual funds, which are reported at fair market value. Cash and cash equivalents are valued at cost plus accrued interest which approximates market. Participant loans are carried at their contract value which approximates fair market value.

        Income Tax Status

        The Internal Revenue Service has determined and informed Western Digital Corporation (the "Company") by a letter dated January 17, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the requirements of the IRC.

        Use of Estimates

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(2)     DESCRIPTION OF THE PLAN

        General

        The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        Contributions

        U.S. based employees of the Company, who meet the Plan's eligibility criteria, are eligible to participate in the Plan and to receive employer matching contributions. Eligible employees may elect to contribute up to 14% of their compensation on a pretax basis and 9% of their compensation on an after tax basis (with an aggregate limit of 14%) for investment in 12 funds, provided that contributions do not exceed IRS limitations. The Company may make contributions equal to 50% of pretax participant contributions to the Plan, which are limited to 5% of the participant's compensation. The Company may also make additional contributions at its discretion. The Company may suspend matching contributions when it does not have

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)


        sufficient net profits to make the applicable matching contribution. Contributions to the Plan are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

        Investments

        Participants designate their contributions, and those made by the Company, for investment in any or all of the following funds:


            Fund                          Investment Strategy
            ----                          -------------------
        Puritan Fund           The Puritan Fund purchases shares in the
                               Fidelity Puritan Mutual Fund, which invests
                               primarily in common stock, preferred stock and
                               bonds of corporations with an emphasis on growth.

        Blue Chip              The Blue Chip Fund purchases shares in the
        Fund                   Fidelity Blue Chip Mutual Fund , which
                               invests primarily in common stock of well-known
                               and established companies.

        Magellan Fund          The Magellan Fund purchases shares in the
                               Fidelity Magellan Mutual Fund, which invests
                               primarily in common stock and securities
                               convertible into common stock of corporations
                               with an emphasis on capital appreciation.

        Stable Value           The Stable  Value Fund  purchases  shares in the
        Fund                   T. Rowe Price  Stable Value Mutual Fund,  which
                               invests  primarily in guaranteed  investment
                               contracts ("GICs"), bank investment contracts
                               ("BICs") and structured investment contracts
                               ("SICs").

        Western                The Western Digital Common Stock Fund invests in
        Digital                the Company's  common stock.
        Common Stock
        Fund

        International          The International Stock Fund purchases shares in
        Stock Fund             the T. Rowe Price International Stock Mutual
                               Fund, which invests primarily in common stock of
                               well-established, non-U.S. corporations.

        Small-Cap              The Small-Cap Value Fund purchases shares in the
        Value Fund             T. Rowe Price Small-Cap Value Mutual Fund, which
                               invests primarily in common stock of corporations
                               with a market value of $500 million or less that
                               appear undervalued compared to industry norms.

        Science &              Science and Technology Fund purchases shares in
        Technology             the T. Rowe Price Science and Technology Mutual
        Fund                   Fund, which invests primarily in common stock of
                               companies expected to benefit from the development,
                               advancement, and use of science and technology.

        Equity                 The Equity Income Fund purchases shares in the T.
        Income Fund            Rowe Price Equity Income Mutual Fund, which
                               invests primarily in dividend-paying common
                               stock, particularly of established companies with
                               favorable prospects for both increasing dividends
                               and capital appreciation.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)


            Fund                                    Investment Strategy
            ----                                    -------------------

        Spectrum               The Spectrum Income Fund purchases shares in the
        Income Fund            T. Rowe Price Spectrum Income Mutual Fund, which
                               invests primarily in a diversified group of T.
                               Rowe Price mutual funds which, in turn, invest
                               principally in fixed income securities.

        Equity Index           The Equity Index Fund purchases shares in the T.
        Trust                  Rowe Price Equity Index Trust, which invests in,
                               to the extent practicable, all 500 stocks the
                               Standard & Poor's 500 Stock Index comprises in
                               proportion to their respective weighting in the
                               index.

        Small                  The Small Company Growth Fund purchases shares in
        Company                the Warburg Pincus Small Company Growth Portfolio
        Growth Fund            Mutual Fund, which invests primarily in common
                               stock of small-sized domestic corporations.

        Disciplined            The Disciplined Equity Fund purchases shares in
        Equity Fund            the Fidelity Disciplined Equity Mutual Fund,
                               which invests primarily in domestic common stocks
                               that are considered undervalued compared to
                               industry norms.



        On June 30, 1997, the Plan closed the Disciplined Equity Fund and transferred all participant balances invested in this fund into any or all of the remaining funds offered by the Plan as instructed by the individual participants. In the event that no designation was made by a participant, amounts invested in the Disciplined Equity Fund were transferred to the Stable Value Fund at June 30, 1997.

        As of June 30, 1997, all of the Plan's assets were invested in mutual funds, Western Digital common stock, cash and cash equivalents or participant loans. Participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis.

        Participant Loans

        Loans can be made to a participant up to an amount equal to the lesser of $50,000 or 50% of a participant's vested account balance. The loans bear interest at 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants' accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 1997 ranged from 7% to 10%.

        Participant Accounts

        A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant's beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants' beginning account balances invested in the fund.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)

        Payment of Benefits

        Upon termination, participants may receive a lump-sum payment in cash and/or shares of the Company's common stock. The nonvested portion of terminated participants' accounts is forfeited subject to a five-year reinstatement period. Forfeitures are allocated annually to remaining participants in the same ratio as each participant's compensation for the plan year bears to the total compensation for the plan year of all participants eligible to share in the allocation.

        Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

        Vesting

        Participants are at all times one hundred percent vested in the value of their voluntary contributions and the Company's profit sharing contributions. A participant is fully vested in the Company's matching contributions and earnings thereon after five years of service (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.

        Administration of the Plan

        The Retirement Plan Committee (the "Committee"), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company.

        (3)    PROFIT SHARING FEATURE

        The Company adopted an annual profit sharing feature effective as of the beginning of the Company's 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the Company's fiscal year are eligible to participate in the profit sharing component. The amount of profit sharing paid to participants is dependent upon their eligible compensation earned during the fiscal year. A portion of each eligible participant's allocation of the Company's profit sharing contribution is deposited into an individual profit sharing account established under the Plan (6.0% and 4.7% of eligible fiscal year compensation in 1997 and 1996, respectively) and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Benefits are generally payable following retirement, disability, death, hardship or termination of employment. During 1997 and 1996, the Company authorized 4.1% and 6.5%, respectively, of defined pre-tax profits to be allocated to the participants. In 1997 and 1996, the Company contributed $7,141,684 and $4,552,101, respectively, as profit sharing to the Plan.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)



 (4)    INVESTMENTS

        The Plan's investments consist of the following at June 30, 1997 (in thousands):


                                                     Shares                Current
                                                      Held       Cost       Value
                                                    --------   --------   --------
Puritan Fund:
   Fidelity Puritan Mutual Fund ...................      803   $ 13,316   $ 15,505

Blue Chip Fund:
   Fidelity Blue Chip Mutual Fund .................      106      3,404      4,027

Magellan Fund:
   Fidelity Magellan Mutual Fund ..................      257     20,317     23,432

Stable Value Fund:
   T. Rowe Price Stable Value Mutual Fund .........   22,103     22,009     22,103

Western Digital Common Stock Fund .................    1,150     19,378     36,355*

International Stock Fund:
   T. Rowe Price International Stock Mutual Fund...      185      2,463      2,850

Small-Cap Value Fund:
   T. Rowe Price Small-Cap Value Mutual Fund ......      223      4,166      4,842

Science & Technology Fund:
   T. Rowe Price Science & Technology Mutual Fund..      271      8,287      8,243

Equity Income Fund:
   T. Rowe Price Equity Income Mutual Fund ........      273      5,858      6,851

Spectrum Income Fund:
   T. Rowe Price Spectrum Income Mutual Fund ......       87        966        992

Western Digital Participant Loans .................       --      4,195      4,195
                                                               --------   --------
                                                               $104,359   $129,395
                                                               ========   ========

* On December 19, 1997, the fair market value of the Western Digital Common Stock Fund was $17.7 million, based on the 1,149,551 shares held at June 30, 1997.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)





        The Plan's investments consist of the following at June 30, 1996 (in thousands):


                                                     Shares             Current
                                                      Held     Cost      Value
                                                    -------   -------   -------
Puritan Fund:
   Fidelity Puritan Mutual Fund ...................     759   $12,432   $13,421

Disciplined Equity Fund:
   Fidelity Disciplined Equity Mutual Fund ........      34       752       754

Blue Chip Fund:
   Fidelity Blue Chip Mutual Fund .................      69     2,192     2,227

Magellan Fund:
   Fidelity Magellan Mutual Fund ..................     306    24,237    22,910

Stable Value Fund:
   T. Rowe Price Stable Value Mutual Fund .........  18,788    18,788    18,788

Western Digital Common Stock Fund * ...............     956     6,359    12,484

International Stock Fund:
   T. Rowe Price International Stock Mutual Fund...      99     1,245     1,324

Small-Cap Value Fund:
   T. Rowe Price Small-Cap Value Mutual Fund ......     110     1,909     2,040

Science & Technology Fund:
   T. Rowe Price Science & Technology Mutual Fund..     192     5,969     5,907

Equity Income Fund:
   T. Rowe Price Equity Income Mutual Fund ........     151     2,966     3,190

Spectrum Income Fund:
   T. Rowe Price Spectrum Income Mutual Fund ......      44       488       485

Western Digital Participant Loans .................      --     3,898     3,898
                                                              -------   -------
                                                              $81,235   $87,428
                                                              =======   =======


        * Reflects retroactive recognition of the two-for-one stock split effected as a stock dividend in June 1997.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)


(5)     NET ASSETS AND CHANGES IN NET ASSETS BY FUND

        The net assets at June 30, 1997 and 1996 and changes in net assets for the years ended June 30, 1997 and 1996, allocated to the separate investment funds are shown below.

        Net assets available for Plan benefits by fund (in thousands):


                                                                 June 30, 1997
                                    ---------------------------------------------------------------------------
                                                                                 Western     Inter-
                                                 Blue                 Stable     Digital    national   Small-Cap
                                    Puritan      Chip     Magellan     Value      Common     Stock      Value
                                     Fund        Fund       Fund       Fund     Stock Fund    Fund       Fund
                                    --------   --------   --------   --------   ----------  --------   ---------
Assets
  Investments, at current value..   $ 15,505   $  4,027   $ 23,432   $ 22,103    $ 36,355   $  2,850   $  4,842
  Cash and cash equivalents .....         53         11         --      1,539           6         --         --
  Receivables
   Participants' contributions...        109         60        136        148         132         51         67
   Employer's contribution ......         37         20         44         50          39         16         20
   Employer's profit sharing
     contribution ...............        647        348        896      2,254         998        242        356
                                    --------   --------   --------   --------    --------   --------   --------
                                      16,351      4,466     24,508     26,094      37,530      3,159      5,285
  Interfund receivable(payable)            8          5         12        (67)         15          3          5
                                    --------   --------   --------   --------    --------   --------   --------
Net assets available for
  Plan benefits .................   $ 16,359   $  4,471   $ 24,520   $ 26,027    $ 37,545   $  3,162   $  5,290
                                    ========   ========   ========   ========    ========   ========   ========


                                                            June 30, 1997 (Continued)
                                    ---------------------------------------------------------------------------
                                                                                  Small
                                   Science &    Equity    Spectrum    Equity     Company    Partici-
                                   Technology   Income     Income     Index      Growth      pant       Total
                                      Fund       Fund       Fund      Trust        Fund      Loans      Plan
                                   ----------   ------    --------   --------    -------    --------   --------
Assets
  Investments, at current value..   $  8,243   $  6,851   $    992   $     --         $--   $  4,195   $129,395
  Cash and cash equivalents .....         --         --         --         --          --         --      1,609
  Receivables
   Participants' contributions...        156         94         16          9           4         --        982
   Employer's contribution ......         45         30          5          2           1         --        309
   Employer's profit sharing
      contribution ..............        709        498        114         61          19         --      7,142
                                    --------   --------   --------   --------    --------   --------   --------
                                       9,153      7,473      1,127         72          24      4,195    139,437
  Interfund receivable (payable)           9          6          2          1           1         --         --
                                    --------   --------   --------   --------    --------   --------   --------
Net assets available for
  Plan benefits .................   $  9,162   $  7,479   $  1,129   $     73    $     25   $  4,195   $139,437
                                    ========   ========   ========   ========    ========   ========   ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)


        Net assets available for Plan benefits by fund (in thousands):

                                                                 June 30, 1996
                                    ---------------------------------------------------------------------------
                                                Disci-                                      Western     Inter-
                                                plined      Blue                 Stable     Digital    national
                                    Puritan     Equity      Chip     Magellan     Value      Common     Stock
                                      Fund       Fund       Fund       Fund       Fund     Stock Fund    Fund
                                    --------   --------   --------   --------    --------  ----------  --------
Assets
  Investments, at current value..   $ 13,421   $    754   $  2,227   $ 22,910    $ 18,788   $ 12,484   $  1,324
  Cash and cash equivalents .....         --         --          2         --           2         --          7
  Receivables
   Participants' contributions...         78          7         29        119          93         43         14
   Employer's contribution ......         27          2          9         40          33         15          5
   Employer's profit sharing
     contribution ...............        611         51        190        921       1,434        424         93
                                    --------   --------   --------   --------    --------   --------   --------
                                      14,137        814      2,457     23,990      20,350     12,966      1,443
  Interfund receivable(payable)          (14)        (1)        (4)       (21)         71         (9)        (3)
                                    --------   --------   --------   --------    --------   --------   --------
Net assets available for
  Plan benefits .................   $ 14,123   $    813   $  2,453   $ 23,969    $ 20,421   $ 12,957   $  1,440
                                    ========   ========   ========   ========    ========   ========   ========


                                                      June 30, 1996 (continued)
                                    -------------------------------------------------------------
                                   Small-Cap  Science &   Equity    Spectrum
                                     Value    Technology  Income     Income   Participant  Total
                                     Fund        Fund      Fund       Fund       Loans     Plan
                                   ---------  ----------  -------   --------  ----------- -------
Assets
  Investments, at current value..   $ 2,040    $ 5,907    $ 3,190    $   485    $ 3,898   $87,428
  Cash and cash equivalents .....        --          6         --         --         --        17
  Receivables
   Participants' contributions...        19         61         26          8         --       497
   Employer's contribution ......         6         19          8          3         --       167
   Employer's profit sharing
     contribution ...............       141        429        190         68         --     4,552
                                    -------    -------    -------    -------    -------   -------
                                      2,206      6,422      3,414        564      3,898    92,661
  Interfund receivable(payable)          (4)       (10)        (4)        (1)        --        --
                                    -------    -------    -------    -------    -------   -------
Net assets available for
  Plan benefits .................   $ 2,202    $ 6,412    $ 3,410    $   563    $ 3,898   $92,661
                                    =======    =======    =======    =======    =======   =======

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)

     Changes in net assets available for Plan benefits by fund (in thousands):


                                                                   Year ended June 30, 1997
                                      ------------------------------------------------------------------------------------------
                                                   Disci-                                        Western      Inter-
                                                   plined      Blue                    Stable    Digital     national    Small-Cap
                                       Puritan     Equity      Chip      Magellan       Value     Common       Stock       Value
                                        Fund        Fund       Fund        Fund         Fund    Stock Fund     Fund         Fund
                                      --------    --------    --------    --------    --------   --------    --------    --------
Additions to net assets:
  Participants' contributions .....   $  1,134    $    177    $    657    $  1,562    $  2,044   $  1,612    $    432    $    655
  Employer's contributions ........        320          38         147         440         555        329          99         144
  Employer's profit sharing
    contribution ..................        647          --         348         896       2,254        998         242         356
  Interest and dividend income ....      1,711          72         199         735       1,285         --          55         195
  Realized/unrealized gain (loss)..      1,432         157         645       4,554          --     18,705         357         635
                                      --------    --------    --------    --------    --------   --------    --------    --------
     Total additions ..............      5,244         444       1,996       8,187       6,138     21,644       1,185       1,985
                                      --------    --------    --------    --------    --------   --------    --------    --------

Deductions from net assets:
  Participant distributions paid...        996          24          75       1,257       2,283      2,420           1          64
  Net forfeitures transferred
   out (in) .......................        (25)         (1)        (11)        (40)        144         (7)         (7)        (11)
                                      --------    --------    --------    --------    --------   --------    --------    --------
     Total deductions .............        971          23          64       1,217       2,427      2,413          (6)         53
                                      --------    --------    --------    --------    --------   --------    --------    --------
Net interfund transfers ...........     (2,037)     (1,234)         86      (6,419)      1,895      5,357         531       1,156
                                      --------    --------    --------    --------    --------   --------    --------    --------

Increase (decrease) in net assets
     available for Plan benefits...      2,236        (813)      2,018         551       5,606     24,588       1,722       3,088
Net assets available for Plan
   benefits at:
   Beginning of year ..............     14,123         813       2,453      23,969      20,421     12,957       1,440       2,202
                                      --------    --------    --------    --------    --------   --------    --------    --------
   End of year ....................   $ 16,359    $     --    $  4,471    $ 24,520    $ 26,027   $ 37,545    $  3,162    $  5,290
                                      ========    ========    ========    ========    ========   ========    ========    ========


                                                           Year ended June 30, 1997 (Continued)
                                      -------------------------------------------------------------------------------
                                                                                       Small
                                      Science &    Equity     Spectrum     Equity     Company
                                     Technology    Income      Income       Index      Growth   Participant   Total
                                        Fund        Fund        Fund        Trust       Fund        Loans      Plan
                                      --------    --------    --------    --------    --------    --------   --------
Additions to net assets:
  Participants' contributions .....   $  1,585    $    850    $    248    $      9    $      4    $     --   $ 10,969
  Employer's contributions ........        345         195          50           2           1          --      2,665
  Employer's profit sharing
    contribution ..................        709         498         114          61          19          --      7,142
  Interest and dividend income ....        913         400          59          --          --         349      5,973
  Realized/unrealized gain (loss)          (83)        927          32          --          --          --     27,361
                                      --------    --------    --------    --------    --------    --------   --------
     Total additions ..............      3,469       2,870         503          72          24         349     54,110
                                      --------    --------    --------    --------    --------    --------   --------

Deductions from net assets:
  Participant distributions paid...         96          65           1          --          --          52      7,334
  Net forfeitures transferred
   out (in) .......................        (23)        (13)         (4)         (1)         (1)         --         --
                                      --------    --------    --------    --------    --------    --------   --------
     Total deductions .............         73          52          (3)         (1)         (1)         52      7,334
                                      --------    --------    --------    --------    --------    --------   --------

Net interfund transfers ...........       (646)      1,251          60          --          --          --         --
                                      --------    --------    --------    --------    --------    --------   --------

Increase (decrease) in net assets
     available for Plan benefits...      2,750       4,069         566          73          25         297     46,776
Net assets available for
Plan benefits at:
   Beginning of year ..............      6,412       3,410         563          --          --       3,898     92,661
                                      --------    --------    --------    --------    --------    --------   --------
   End of year ....................   $  9,162    $  7,479    $  1,129    $     73    $     25    $  4,195   $139,437
                                      ========    ========    ========    ========    ========    ========   ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)


     Changes in net assets available for Plan benefits by fund (in thousands):


                                                                        Year ended June 30, 1996
                                             -------------------------------------------------------------------------------
                                                          Disci-                                        Western      Inter-
                                                          plined       Blue                  Stable     Digital     national
                                             Puritan      Equity       Chip     Magellan     Value      Common        Stock
                                               Fund        Fund        Fund      Fund         Fund     Stock Fund     Fund
                                             --------    --------    --------   --------    --------    --------    --------
Additions to net assets:
  Participants' contributions ............   $  1,494    $    255    $    541   $  2,488    $  2,465    $    788    $    197
  Employer's contributions ...............        413          32         103        644         593         233          41
  Employer's profit sharing
    contribution .........................        611          51         190        921       1,434         424          93
  Interest and dividend income ...........        721          45          94      4,826       1,104          (3)         16
  Realized/unrealized gain (loss) ........      1,127          (1)         31     (2,319)         --       4,987          82
                                             --------    --------    --------   --------    --------    --------    --------
     Total additions .....................      4,366         382         959      6,560       5,596       6,429         429
                                             --------    --------    --------   --------    --------    --------    --------

Deductions from net assets:
  Participant distributions paid .........        835          19          39      1,641       2,335         853          70
  Net forfeitures transferred
   out (in) ..............................          6           2           4         (3)        (51)         14           4
                                             --------    --------    --------   --------    --------    --------    --------
     Total deductions ....................        841          21          43      1,638       2,284         867          74
                                             --------    --------    --------   --------    --------    --------    --------

Net interfund transfers ..................     (2,405)        431       1,436     (2,792)     (3,728)     (2,050)      1,047
                                             --------    --------    --------   --------    --------    --------    --------
Increase (decrease) in net assets
     available for Plan benefits .........      1,120         792       2,352      2,130        (416)      3,512       1,402
Net assets available for Plan benefits at:
   Beginning of year .....................     13,003          21         101     21,839      20,837       9,445          38
                                             --------    --------    --------   --------    --------    --------    --------
   End of year ...........................   $ 14,123    $    813    $  2,453   $ 23,969    $ 20,421    $ 12,957    $  1,440
                                             ========    ========    ========   ========    ========    ========    ========


                                                        Year ended June 30, 1996 (continued)
                                             ------------------------------------------------------------
                                            Small-Cap  Science &  Equity   Spectrum
                                              Value   Technology  Income    Income   Participant  Total
                                              Fund       Fund      Fund      Fund       loans      Plan
                                             -------   -------    -------   -------    -------    -------
Additions to net assets:
  Participants' contributions ............   $   315   $ 1,104    $   573   $   227        $--    $10,447
  Employer's contributions ...............        53       222         88        38         --      2,460
  Employer's profit sharing
    contribution .........................       141       429        190        68         --      4,552
  Interest and dividend income ...........        37       418        116        25        290      7,689
  Realized/unrealized gain (loss) ........       145       (24)       243        (2)        --      4,269
                                             -------   -------    -------   -------    -------    -------
     Total additions .....................       691     2,149      1,210       356        290     29,417
                                             -------   -------    -------   -------    -------    -------

Deductions from net assets:
  Participant distributions paid .........        32       149         80        15       (924)     5,144
  Net forfeitures transferred
   out (in) ..............................         5        12          6         1         --         --
                                             -------   -------    -------   -------    -------    -------
     Total deductions ....................        37       161         86        16       (924)     5,144
                                             -------   -------    -------   -------    -------    -------

Net interfund transfers ..................     1,502     4,187      2,196       176         --         --
                                             -------   -------    -------   -------    -------    -------

Increase (decrease) in net assets
     available for Plan benefits .........     2,156     6,175      3,320       516      1,214     24,273
Net assets available for Plan benefits at:
   Beginning of year .....................        46       237         90        47      2,684     68,388
                                             -------   -------    -------   -------    -------    -------
   End of year ...........................   $ 2,202   $ 6,412    $ 3,410   $   563    $ 3,898    $92,661
                                             =======   =======    =======   =======    =======    =======

                                                                      SCHEDULE I

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

           ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  JUNE 30, 1997
                                 (IN THOUSANDS)


Identity of Issuer, Borrower,       Description of Investment,                                  Current
Lessor or Similar Party             Including Collateral or Par Value             Cost           Value
-----------------------------       ---------------------------------           --------     -----------
Fidelity Retirement Services        803 shares Fidelity Puritan Mutual Fund     $ 13,316     $    15,505

Fidelity Retirement Services        106 shares Fidelity Blue Chip Mutual Fund      3,404           4,027

Fidelity Retirement Services        257 shares Fidelity Magellan Mutual Fund      20,317          23,432

* T. Rowe Price Trust               22,103 shares T. Rowe Price Stable
Company                             Value Mutual Fund                             22,009          22,103

* T. Rowe Price Trust               185 shares T. Rowe Price International
Company                             Stock Mutual Fund                              2,463           2,850

* T. Rowe Price Trust               223 shares T. Rowe Price Small-Cap
Company                             Value Mutual Fund                              4,166           4,842

* T. Rowe Price Trust               271 shares T. Rowe Price Science
Company                             & Technology Mutual Fund                       8,287           8,243

* T. Rowe Price Trust               273 shares T. Rowe Price Equity
Company                             Income Mutual Fund                             5,858           6,851

* T. Rowe Price Trust               87 shares T. Rowe Price Spectrum
Company                             Income Mutual Fund                               966             992

* Western Digital Corporation       1,150 shares common stock; $.01 par value     19,378          36,355

Plan Participants                   734 participant loans with annual interest
                                    rates ranging from 7% to 10%                   4,195           4,195
                                                                                --------     -----------
                                                                                $104,359     $   129,395
                                                                                ========     ===========



* These entities are considered "parties in interest" under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 because they either provide services to the Plan or are an employer whose employees are covered by the Plan.


                 See accompanying independent auditors' report.

                                                                     SCHEDULE II

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                 ITEM 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED JUNE 30, 1997


                                                                                                              Current
                                                                                       Expense                Value of
                                                                                      Incurred                Asset on        Net
Identity of                                             Purchase     Selling Lease      with       Cost      Transaction     Gain
Party Involved              Description of Asset         Price        Price  Rental  Transaction  of Asset       Date       (Loss)
--------------              --------------------        --------     ------- ------  -----------  --------   -----------    ------
Series of Transactions in Excess of 5% of Current Value of the Plan's Assets (in thousands):

Fidelity Retirement       Fidelity Puritan Mutual
  Services                Fund                          $ 4,209      $    --      --      --      $ 4,209      $ 4,209      $    --

Fidelity Retirement       Fidelity Puritan Mutual
  Services                Fund                            3,342        3,557      --      --        3,342        3,557          215

Fidelity Retirement       Fidelity Magellan Mutual
  Services                Fund                            3,657           --      --      --        3,657        3,657           --

Fidelity Retirement       Fidelity Magellan Mutual
  Services                Fund                            7,574        7,689      --      --        7,574        7,689          115

Western Digital
  Corporation             Common Stock                   22,363           --      --      --       22,363       22,363           --

Western Digital
  Corporation             Common Stock                   10,634       16,887      --      --       10,694       16,887        6,193

T. Rowe Price             T. Rowe Price
  Trust                   Stable Value
  Company                 Mutual Fund                    18,440           --      --      --       18,440       18,440           --

T. Rowe Price             T. Rowe Price
  Trust                   Stable Value
  Company                 Mutual Fund                    15,118       15,118      --      --       15,118       15,118           --

T. Rowe Price             T. Rowe Price
  Trust                   Science & Technology
  Company                 Mutual Fund                     6,150           --      --      --        6,150        6,150           --

T. Rowe Price             T. Rowe Price
  Trust                   Science & Technology
  Company                 Mutual Fund                     3,805        3,732      --      --        3,805        3,732          (73)

T. Rowe Price             T. Rowe Price
  Trust                   Equity Income
  Company                 Mutual Fund                     4,127           --      --      --        4,127        4,127           --

T. Rowe Price             T. Rowe Price
  Trust                   Equity Income
  Company                 Mutual Fund                     1,255        1,393      --      --        1,255        1,393          138

T. Rowe Price             T. Rowe Price
  Trust                   Small-Cap Value
  Company                 Mutual Fund                     3,509           --      --      --        3,509        3,509           --

T. Rowe Price             T. Rowe Price
  Trust                   Small-Cap Value
  Company                 Mutual Fund                     1,269        1,342      --      --        1,269        1,342           73


Transactions in Excess of 5% of Current Value of the Plan's Assets:

None

                 See accompanying independent auditors' report.

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                                INDEX TO EXHIBITS


                                                                        Sequentially
Exhibit                      Description                                Numbered Page
-------                      -----------                                -------------
  23.                        Consent of Independent Auditors...........        21